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Susan Boyd

Chief Executive Officer

Greater Seattle Area · 500+ connections · See contact info

Bellwether Housing

University of Washington

About

Specialties: Development and Management of Affordable Housing; Housing and Community Development Law; Nonprofit Operations

Experience

Bellwether Housing
6 yrs 2 mos

Chief Executive Officer
Feb 2017 – Present · 2 yrs 5 mos
Seattle

Chief Executive Officer
May 2013 – Present · 6 yrs 2 mos
Greater Seattle Area

Director of Real Estate Development
Bellwether Housing (formerly Housing Resources Group)
May 2013 – Present · 6 yrs 2 mos
Greater Seattle Area

Direct real estate development and consulting activities and manage the real estate development team of Bellwether Housing. Bellwether builds stronger communities by addressing housing affordability gaps in our region. Bellwether develops and manages affordable rental housing and advocates on behalf of the people who need it. Bellw... See more

Attorney and Strategic Consultant on Affordable Housing and Community Development
Susan L. Boyd, Attorney
2013 – May 2013 · less than a year
Greater Seattle Area

Housing & Community Development Finance Lawyer - Partner
Kantor Taylor Nelson & Boyd
2000 – Jul 2012 · 12 yrs

Advises nonprofit, public and private developers, as well as tax credit investors, in financing of low income housing and community facilities. Specialties in low-income housing tax credit financing, tax-exempt bond financing, HUD-insured and other credit-enhanced financing, HUD Capital Advance programs and a broad range of other public subsidies for capital d... See more

University of Washington
JD, MPA, Law, Public Policy
1996 – 1999

Pacific Lutheran University
B.A., Philosophy
1986 – 1990

Skills & Endorsements

Affordable Housing · 27

Endorsed by **Mark Kantor and 4 others who are highly skilled at this**

Endorsed by **3 of Susan's colleagues at Bellwether Housing**

Community Development · 16

Endorsed by **Marty Kooistra and 1 other who is highly skilled at this**

Nonprofits · 13

Endorsed by **MJ Kiser and 1 other who is highly skilled at this**

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